Securities and Exchange Commission SE
Trading and Markets

MAR 0 4 2019

RECEIVED



19008132

ANNUAL AUDITED REPORT
FORM X-17A-5 ✳
PART III

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SEC FILE NUMBER
8-44454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2018_____ AND ENDING _____12/31/2018_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TIAA-CREF Individual & Institutional Services, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte   NC   28262
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christy R. Lee   704 988-2409
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

214 North Tryon Street, Suite 4200   Charlotte   NC   28202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, <u>Christy R. Lee</u> _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>TIAA-CREF Individual & Institutional Services, LLC</u> _____ , as

of <u>December 31</u> _____, <u>2018</u> , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Mecklenburg County, North Carolina
Signed and Sworn to before me this day by:
Christy R. Lee

Date: February 26, 2019: My Commission Expires 4/24/2022

_____
Notary Public (Gloria Ramjohn)

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of TIAA-CREF Individual & Institutional Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of TIAA-CREF Individual & Institutional Services, LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2019

We have served as the Company's auditor since 2005.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

TIAA-CREF Individual & Institutional Services, LLC
Statement of Financial Condition (amounts in thousands)
December 31, 2018

Assets

Cash	$	167,695
Cash segregated under regulatory requirements		20,254
Advisory fees receivable		48,659
Receivable from clearing broker		3,518
Due from affiliated entities		10,242
Receivable from non-proprietary funds		1,381
Other assets		2
Total assets	$	251,751

Liabilities and Member's Capital

Due to affiliated entities	$	131,900
Other liabilities		732
Total liabilities		132,632
Member's capital		119,119
Total liabilities and member's capital	$	251,751

The accompanying notes are an integral part of this statement of financial condition.

TIAA-CREF Individual & Institutional Services, LLC
Notes to Statement of Financial Condition (amounts in thousands)
December 31, 2018

1. **Organization**

   TIAA-CREF Individual & Institutional Services, LLC ("Services") was incorporated on September 4, 1990 as a membership corporation and is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. Services is registered as an investment advisor under the Investment Advisers Act of 1940 and provides investment advisory services to individuals. Effective January 1, 2004, Services was converted from a membership corporation to a single member limited liability company ("LLC").

   Services maintains a contractual arrangement with its affiliate, Teachers Personal Investors Services, Inc. ("TPIS") to distribute shares of various mutual funds on a retail basis for which TPIS is the principal underwriter.

   Services offers brokerage services to individuals as an introducing broker clearing on a fully disclosed basis through Pershing LLC (the "Clearing Broker"). Services also offers investment advisory services to individuals maintaining accounts at the Clearing Broker for which it is separately compensated.

   Services maintains a Distribution Agreement with TIAA-CREF Life Insurance Company ("TIAA Life") under which Services is the principal underwriter and distributor for variable annuity, variable universal life, and market value adjusted annuity products offered by TIAA Life. Such activities performed by Services are on a cost reimbursement basis.

   Services maintains distribution agreements with numerous unaffiliated mutual fund groups, and collaborates with TIAA to offer direct sales of selected mutual fund investments ("non-proprietary funds") to customers of TIAA. Services receives distribution fees on the sale of these non-proprietary funds.

   Services maintains a Phone Center and Field Support Agreement with TIAA-CREF Tuition Financing Inc. ("TFI") under which Services is compensated for actual costs incurred for services it provides to TFI in its role as program manager for various state tuition savings plans. Such activities performed by Services are on a cost reimbursement basis.

   Services maintains a Distribution Agreement with TIAA under which Services is the principal underwriter and distributor for variable annuities issued by TIAA. Services also maintains a Distribution Agreement with TIAA under which Services is the distributor for proprietary and non-proprietary mutual funds. Such activities performed by Services are on a cost reimbursement basis.

   Services incurs expenses for distribution activities related to the issuance of variable annuity contracts by the College Retirement Equities Fund ("CREF") and on behalf of the TIAA Real Estate Account ("REA"). Such activities performed by Services are at cost, pursuant to a Principal Underwriting and Distribution Services Agreement with CREF and a Distribution Agreement with REA. Fees are earned by Services based on a percentage of CREF's and REA's daily net assets, adjusted to actual costs quarterly, based on actual amounts charged to Services by TIAA.

Organization ("continued")

Various cash disbursements for Services are made by TIAA and its wholly owned affiliate Nuveen, LLC ("Nuveen"). Both TIAA and Nuveen are reimbursed by Services in accordance with Cash Disbursement and Reimbursement Agreements between Services and TIAA. TIAA and Nuveen allocate certain of its costs and expenses, as well as certain direct costs, to Services. These costs and expenses primarily relate to personnel, facilities, computer equipment and software, office equipment and supplies, utilities, advertising and sales materials. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly owned unrelated parties.

Services has an agreement with TIAA, FSB ("Trust Company") under which the Trust Company provides advisory services on investment advisory customer accounts for Services. Services also has an agreement with the Trust Company under which Trust Company provides bank sweep account services for customer accounts and pays Services administrative service fees for assets swept. Services also has an agreement with the Trust Company where it receives fees for clients referred to the Trust Company's private asset management product.

Services has an agreement with MyVest Corporation ("MyVest") under which MyVest provides information technology services on investment advisory accounts for Services.

2. Significant Accounting Policies

Basis of Presentation
The accompanying Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). In preparing this statement of financial condition, Services has evaluated events and transactions for potential recognition or disclosure through March 1, 2019, the date the statement of financial condition was available for issue.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

3. Cash

Approximately 63% of Services' cash is held at State Street Bank and Trust Company. The remaining 37% is held at JPMorgan Chase & Co. All of Services' cash segregated under regulatory requirements is held at US Bank. Financial instruments that potentially subject Services to a concentration of risk consist principally of cash balances deposited into one financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation currently insures cash balances up to $250 thousand. Services' management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

TIAA-CREF Individual & Institutional Services, LLC
Notes to Statement of Financial Condition (amounts in thousands)
December 31, 2018

4. Taxes

Services is a single member LLC and, as such, is treated as a division of TIAA for federal income tax purposes. Because of its status, Services is disregarded as a separate entity for income tax purposes and thus does not record income taxes in its financial statements.

Services is not a legal entity for tax purposes and not a member in the TIAA tax sharing agreement or any other formal tax sharing arrangement.

Services is subject to various state taxes based on revenues or business license taxes. Revenue based taxes are partially subject to reimbursement by affiliates under agreements to perform services "at cost." In 2018, an accrued state tax liability of $430 thousand is included in Other liabilities. A receivable for $240 thousand was included in Due from affiliated entities related to reimbursement to be received.

5. Special Reserve Bank Account

Cash of $20.3 million which is recorded in the Statement of Financial Condition as cash segregated under regulatory requirements, has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). Cash held temporarily for customers is related to remittances awaiting final instructions or documentation from the customer. Services includes cash and securities held temporarily for customers and certain other associated items in determining the amount required to be held as segregated cash under Rule 15c3-3 of the SEC.

6. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC ("Rule"). Under the Rule, Services is required to maintain minimum net capital, as defined under the Rule, equal to the greater of $250 thousand or 6 2/3 percent of aggregate indebtedness, as defined under the Rule. At December 31, 2018, Services had net capital of $58.8 million which exceeded required net capital by $49.9 million, and a ratio of aggregate indebtedness to net capital of 2.25 to 1.

7. Commitments and Concentration of Credit Risk

Services offers discount brokerage services through the Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between Services and the Clearing Broker, the Clearing Broker has the right to charge Services for losses that result from a customer's failure to complete a purchase or sale transaction.

The maximum potential liability of Services could be equal to the aggregate trading volume of its customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to Services who could, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, Services may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. At December 31, 2018, Services has recorded no liability with regard to customer transactions. During the year ended December 31, 2018, Services experienced de minimis net losses as a result of its customers' failure to fulfill any purchase or sale transactions.

Commitments and Concentration of Credit Risk ("continued")

Services' has retail brokerage clients who conduct securities transactions on a margin basis. In margin transactions, credit is extended to customers by the Clearing Broker subject to various regulatory and internal margin requirements. As an introducing broker, it is Services' responsibility to collect initial margin requirements from its clients and to monitor the adequacy of such collateral on an ongoing basis. In this regard, Services may require the deposit of additional collateral or may reduce security positions as necessary to satisfy regulatory and internal requirements. Margin

transactions may expose Services to credit and market risk in the event a client fails to satisfy its obligations. In that event, Services may be required to purchase or sell financial instruments at current market prices to satisfy the customer's obligation to the Clearing Broker. The maximum amount of Services' potential exposure to reimburse the Clearing Broker on margin accounts may fluctuate daily depending on the amount of secured borrowings requested by customers, and may not be readily estimated due to volatility in the amount of such borrowings. No amount is accrued in the statement of financial condition for potential reimbursements to the Clearing Broker on margin loans extended to Services' customers. Services mitigates this risk by revaluing collateral at current prices, limiting portfolio concentration and by monitoring compliance with credit limits and industry regulations.

In the normal course of business, Services may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution.

Services is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Services' business, and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten or sold by Services, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

Services contests liability and/or the amount of damages, as appropriate, in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and Services can reasonably estimate the amount of that loss, Services accrues the estimated loss by a charge to income.

Services has established a liability of $300 thousand for the anticipated costs of open regulatory actions or litigation, and is included in Other liabilities. In the opinion of management, the ultimate disposition of such matters will not have a material adverse impact on Services' financial position, cash flows, net capital, or results of operations.

On June11, 2018, Services, in its capacity as a registered investment adviser ("RIA'), notified the U.S. Securities and Exchange Commission ("SEC") of its intent to participate in the SEC's Share Class Selection Disclosure Initiative ("Initiative") for RIAs. The Initiative is intended to identify and promptly remedy instances in the industry where RIAs have invested clients in mutual fund share classes which carry 12b-1 fees when lower cost share classes of the same fund were available and failed to sufficiently disclose the practice and associated conflict of interests to their clients ("qualifying 12b-1 fees"). The Initiative covers qualifying 12b-1 fees received during the period January 1, 2014 to April 30, 2018 and requires participating firms to disgorge such qualifying 12b-1 fees. Services reviewed the qualifying 12b-1 fees received during the period identified and determined that approximately $2.1 million in 12b-1 fees and $0.3 million in other mutual fund fees

were eligible for disgorgement. Services enlisted a third-party vendor to validate the disgorgement calculations. Services has notified the SEC of the amounts expected to be disgorged and has accrued total expenses of $2.4 million in 2018. The amount is included in Due to affiliated entities.

8.   **Related Party Transactions**

Amounts due from and to affiliated entities related to the distribution of insurance products, mutual funds, and tuition savings plans and Trust Company agreements are reflected in the table below.

Due from affiliated entities		Due to affiliated entities	
		TIAA	122,040
Trust Company	5,320	CREF	880
TPIS	1,397	Trust Company	6,601
TIAA Life	3,058	Nuveen	2,084
REA	467	TFI	295
Total	10,242	Total	131,900



SEC
Mail Processing
Section

MAR 0 4 2019

Washington DC
413

Report of Independent Accountants

To the Board of Managers of
TIAA-CREF Individual & Institutional Services, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by TIAA-CREF Individual & Institutional Services, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of TIAA-CREF Individual & Institutional Services, LLC for the year ended December 31, 2018, solely to assist the specified parties in evaluating TIAA-CREF Individual & Institutional Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for TIAA-CREF Individual & Institutional Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment in the amount of $180,575 was compared to ACH payment reference number 5200950869 dated July 25, 2018, provided by Paula Bultsma, Senior Regulatory Financial Reporting Analyst, noting no differences.

    b. Payment in the amount of $188,005 was compared to ACH payment reference number 0000011632 dated February, 15, 2019, provided by Paula Bultsma, Senior Regulatory Financial Reporting Analyst, nothing no differences.

2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2018 to the Total revenue amount of $691,004,490 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deductions on line 2c(1), Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $443,275,984 to the underlying accounting records used to prepare the financial statements, provided by Christy Lee, CFO, noting no differences.

    b. Compared the deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $2,008,270 to the

underlying accounting records used to prepare the financial statements, provided by Christy Lee, CFO, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $245,720,236 and $368,580, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Managers of TIAA-CREF Individual & Institutional Services, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Charlotte, NC
March 1, 2019

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